UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             -----------------------

                          THE LESLIE FAY COMPANY, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    527016109
                                 (CUSIP Number)
                             -----------------------

                              Robert M. Hirsh, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  May 12, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index at Page 18
                               Page 1 of 20 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Three Cities Fund II, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO - Partner Contributions

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        801,880
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          801,880

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,158,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.7%

14        TYPE OF REPORTING PERSON

          PN

                               Page 2 of 20 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TCR Associates, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        801,880
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          801,880

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,158,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.7%

14        TYPE OF REPORTING PERSON

          PN

                               Page 3 of 20 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Three Cities Research, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,158,000
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          2,158,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,158,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.7%

14        TYPE OF REPORTING PERSON

          CO

                               Page 4 of 20 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Three Cities Offshore II C.V.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO - Partner Contributions

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands Antilles

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,356,120
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,356,120

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,158,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.7%

14        TYPE OF REPORTING PERSON

          PN

                               Page 5 of 20 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TCR Offshore Associates, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands Antilles

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,356,120
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,356,120

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,158,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.7%

14        TYPE OF REPORTING PERSON

          PN

                               Page 6 of 20 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Three Cities Associates, N.V.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands Antilles

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,356,120
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,356,120

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,158,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.7%

14        TYPE OF REPORTING PERSON

          CO

                               Page 7 of 20 Pages

                                  SCHEDULE 13D

CUSIP No.  527016109


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J. William Uhrig

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,356,120
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,356,120

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,158,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.7%

14        TYPE OF REPORTING PERSON

          IN

                               Page 8 of 20 Pages

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of The Leslie Fay Company, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 1412 Broadway, New York, New York 10018.

Item 2.  Identity and Background.

         (a) - (c) The persons (the "Reporting Persons") filing this statement are Three Cities Fund II, L.P., a Delaware limited partnership ("Fund II"), TCR Associates, L.P., a Delaware limited partnership ("TCR Associates"), Three Cities Research, Inc., a Delaware corporation ("Research"), Three Cities Offshore II C.V., a Netherlands Antilles limited partnership ("Offshore II"), TCR Offshore Associates, L.P., a Netherlands Antilles limited partnership ("TCR Offshore"), Three Cities Associates, N.V., a Netherlands Antilles corporation ("TCA, N.V."), and J. William Uhrig ("Uhrig"). Fund II and Offshore II are collectively referred to herein as the "Three Cities Funds."

         FUND II

         Fund II is a Delaware limited partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Fund II, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about TCR Associates, the sole general partner of Fund II, required by Instruction C to Schedule 13D is set forth below.

         TCR ASSOCIATES

         TCR Associates is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Fund II. The principal business address of TCR Associates, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about Research, the sole general partner of TCR Associates, required by Instruction C to Schedule 13D is set forth below.

         RESEARCH

         Research is a Delaware corporation which serves as the sole general partner of TCR Associates. Research is also the advisor to the Three Cities Funds and, pursuant to a management agreement with the general partner of each of the Three Cities Funds, Research has voting and dispositive power over the shares of Common Stock reported as beneficially owned by the Three Cities Funds on this

                               Page 9 of 20 Pages

Schedule 13D. The principal business address of Research is 650 Madison Avenue, New York, NY 10022. The name, residence or business address, and present principal occupation or employment of each executive officer and director of Research is as follows:


                                          Residence or                         Principal Occupation
         Name                           Business Address                           or Employment
         ----                           ----------------                           -------------
Willem F. P. de Vogel         c/o Three Cities Research, Inc.      President and a Managing Director of
                              650 Madison Avenue                   Three Cities Research, Inc.
                              New York, NY 10022
Thomas G. Weld                c/o Three Cities Research, Inc.      Treasurer and a Managing Director of
                              650 Madison Avenue                   Three Cities Research, Inc.
                              New York, NY 10022

         OFFSHORE II

         Offshore II is a Netherlands Antilles partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Offshore II, which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Curacao, Netherlands Antilles. The information about TCR Offshore, the sole general partner of Offshore II, required by Instruction C to Schedule 13D is set forth below.

         TCR OFFSHORE

         TCR Offshore is a Netherlands Antilles limited partnership, the principal business of which is serving as the general partner of Offshore II. The principal business address of TCR Offshore, which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Curacao, Netherlands Antilles. The information about TCA, N.V., the sole general partner of TCR Offshore, required by Instruction C to Schedule 13D is set forth below.

         TCA, N.V.

         TCA, N.V. is a Netherlands Antilles corporation, the principal business of which is serving as the general partner of TCR Offshore. The principal business address of TCA, N.V., which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Caracas, Netherlands Antilles. The name, residence or business address, and present principal occupation or employment of each executive officer and director of TCA, N.V. is as follows:

                               Page 10 of 20 Pages

                                          Residence or                         Principal Occupation
         Name                           Business Address                           or Employment
         ----                           ----------------                           -------------
J. William Uhrig              c/o Three Cities Research, Inc.      a Managing Director of Three Cities
                              650 Madison Avenue                   Research, Inc.
                              New York, NY 10022
H. Whitney Wagner             c/o Three Cities Research, Inc.      a Managing Director of Three Cities
                              650 Madison Avenue                   Research, Inc.
                              New York, NY 10022

         The information about J. William Uhrig, the sole stockholder, President and director of TCA, N.V., required by Instruction C to Schedule 13D is set forth below.

         UHRIG

         J. William Uhrig is an individual who is the sole stockholder, President and the sole director of TCA, N.V. The name, residence or business address, and present principal occupation or employment of Mr. Uhrig is as follows:


                                          Residence or                         Principal Occupation
            Name                        Business Address                           or Employment
            ----                        ----------------                           -------------
J. William Uhrig              c/o Three Cities Research, Inc.      a Managing Director of Three Cities
                              650 Madison Avenue                   Research, Inc.
                              New York, NY 10022

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 11 of 20 Pages

         (f) Each individual named in this Item 2 is a citizen of the United States of America, except that Willem F. P. de Vogel is a citizen of the Kingdom of the Netherlands.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase prices of the shares of Common Stock purchased by the Three Cities Funds as reported in Item 4 of this Schedule 13D were as follows:

         Name of Reporting Person                    Aggregate Purchase Price

         Fund II                                     $5,573,066

         Offshore II                                 $9,425,034

         Fund II and Offshore II used contributions from their respective partners to fund the purchases of the shares of Common Stock reported herein as beneficially owned by them.


Item 4.  Purpose of Transaction.

         On May 12, 1999, the Three Cities Funds entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P. and Mark B. Dickstein (collectively, the "Dickstein Sellers") and acquired an aggregate of 2,158,000 shares of Common Stock from the Dickstein Sellers at a price of $6.95 per share. The description of the Stock Purchase Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 1. In connection with such transaction, Mark Dickstein and another person who may be deemed to be a representative of the Dickstein Sellers on the Board of Directors of the Company (the "Board") resigned as directors. The Board elected H. Whitney Wagner and Thomas G. Weld, each of whom is a Managing Director of Research, to the Board. Research performs investment advisory services for Fund II and Offshore II and their respective portfolio companies and also is the general partner of the general partner of Fund II.

         Pursuant to the Stock Purchase Agreement, the Dickstein Sellers have agreed to vote their remaining shares of Common Stock in favor of the Merger (as defined below) and against any transaction that is inconsistent with the Merger. Pursuant to the Stock Purchase Agreement, the Three Cities Funds have agreed to vote their shares of Common Stock in favor of one nominee of the Dickstein Sellers

                               Page 12 of 20 Pages
for election as a director of the Company for so long as the Dickstein Sellers own in the aggregate at least five percent of the outstanding shares of Common Stock. In addition, the Three Cities Funds have agreed that, if before the Merger any person enters into discussions or negotiations with the Company or the Three Cities Funds, or makes an offer, with respect to the acquisition of the Company, substantially all of the assets of the Company or at least a majority of the outstanding voting shares of the Company (an "Alternative Transaction"), and such third party consummates an Alternative Transaction within 12 months of the date of the Stock Purchase Agreement, the Three Cities Funds will make further payment to the Dickstein Sellers. The additional consideration will equal, in the aggregate, the difference between the per share price paid in the Alternative Transaction and $6.95 multiplied by 650,000, less an imputed cost of capital of one percent per month, except that if the Alternative Transaction is for less than all outstanding voting shares, the additional consideration will be prorated according to the percentage of shares purchased in the Alternative Transaction.

         Concurrently with the execution and delivery of the Stock Purchase Agreement, the Company and the Three Cities Funds entered into the Registration Rights Agreement, dated as of May 12, 1999 (the "Registration Rights Agreement"). The description of the Registration Rights Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 2. Pursuant to the Registration Rights Agreement, the Three Cities Funds and their respective transferees to which shares of Common Stock are transferred (other than shares that cease to be "Registrable Securities" as defined in the Registration Rights Agreement) have the right, subject to certain limitations set forth in the Registration Rights Agreement, to request the Company at any time but not more than twice to register under the Securities Act, at the Company's expense, all or a specified minimum number of shares of Common Stock owned by the Three Cities Funds and their transferees (a "Demand Registration"). The Three Cities Funds also have certain piggyback registration rights in connection with registrations by the Company under the Securities Act.

         Under the Registration Rights Agreement, the Company has informed the Three Cities Funds that the nominees for the Board at the next annual meeting of stockholders of the Company will be the directors of the Company who were directors at the time of the public announcement of the Merger, and the Three Cities Funds have agreed that they will not take any action inconsistent therewith. Pursuant to the Registration Rights Agreement, the Three Cities Funds have agreed that they will not request any change in the size of the Board with respect to such meeting. At all subsequent annual meetings of stockholders of the Company, the Three Cities Funds will have the right, pursuant to the Registration Rights Agreement, to designate jointly a number of nominees to serve as directors constituting at least a percentage of

                               Page 13 of 20 Pages
the Board equal to the percentage of outstanding shares of Common Stock then owned in the aggregate by the Three Cities Funds.

         Following the consummation of the acquisition of shares of Common Stock pursuant to the Stock Purchase Agreement, the Three Cities Funds, TCR Acquisition Corp. ("Merger Sub") (whose sole stockholders are the Three Cities Funds) and the Company entered into the Agreement and Plan of Merger dated as of May 12, 1999 (the "Merger Agreement"), pursuant to which Merger Sub will merge (the "Merger") with and into the Company. The description of the Merger Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 3. In connection with the Merger, stockholders of the Company will have the opportunity to elect to receive from the Company $7.00 in cash in exchange for up to 2,111,966 shares of Common Stock in the aggregate and the Company's certificate of incorporation will be amended and restated to modify certain provisions regarding the approval of business combination transactions. Depending upon the number of shares whose holders elect to receive cash, the cash election payment will be funded through financing to be obtained by the Company and/or through the acquisition by the Three Cities Funds in the Merger of shares of Common Stock at a price of $7.00 per share. If holders of more than 2,111,966 shares elect to receive cash in the Merger, there will be a pro rata reduction as a result of which all of the stockholders who elected to receive cash will receive cash for a portion of their shares of Common Stock and retain the remainder of their shares of Common Stock. Depending upon the number of stockholders who elect to receive cash as part of the Merger, the Three Cities Funds will beneficially own in the aggregate between 35.7% and 62.6% of the outstanding shares of Common Stock immediately following the Merger.

         The purpose of the acquisition of the shares of Common Stock by the Three Cities Funds pursuant to the Stock Purchase Agreement was to acquire a significant equity position in the Company. The Reporting Persons currently intend to seek, through the Merger, to acquire control of the Company by owning a majority of the shares of the Common Stock on a fully diluted basis. If the Reporting Persons do not acquire a majority of such shares as a result of the Merger, the Reporting Persons will evaluate their position at that time, taking into account the percentage of shares of Common Stock that will be owned by the Three Cities Funds upon consummation of the Merger. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, each of the Reporting Persons may retain or from time to time increase, or dispose of all or a portion of, its holdings, subject to any applicable legal or other restrictions on its ability to do so.

                               Page 14 of 20 Pages

         Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) Fund II

         Fund II may, pursuant to Rule 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,158,000 shares of Common Stock, which

                               Page 15 of 20 Pages
constitute approximately 35.7% of the 6,041,138(1) shares of Common Stock that are outstanding. The 2,158,000 shares of Common Stock include 801,880 shares (13.3% of the outstanding shares of Common Stock) directly owned by Fund II and 1,356,120 shares (22.4% of the outstanding shares of Common Stock) directly owned by Offshore II.

         TCR Associates

         In its capacity as the sole general partner of Fund II, TCR Associates may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,158,000 shares of Common Stock, which constitute approximately 35.7% of the 6,041,138 shares of Common Stock that are outstanding.

         Research

         As the investment advisor to Fund II and Offshore II, with the power to direct voting by both Fund II and Offshore II and to direct the disposition of assets by both Fund II and Offshore II, Research may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 2,158,000 shares of Common Stock, which constitute approximately 35.7% of the 6,041,138 shares of Common Stock that are outstanding.

         Offshore II

         Offshore II may, pursuant to Rule 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,158,000 shares of Common Stock, which constitute approximately 35.7% of the 6,041,138 shares of Common Stock that are outstanding. The 2,158,000 shares of Common Stock include 1,356,120 shares of Common Stock (22.4% of the outstanding shares of Common Stock) directly owned by Offshore II and 801,880 shares of Common Stock (13.3% of the outstanding shares of Common Stock) directly owned by Fund II.

         TCR Offshore

         In its capacity as the sole general partner of Offshore II, TCR Offshore may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,158,000 shares of Common Stock, which constitute approximately 35.7% of the 6,041,138 shares of Common Stock that are outstanding.

--------
(1) Percentages and total number of shares of Common Stock are based upon the total number of shares of Common Stock reported outstanding as of May 1, 1999 in the Company's press release issued May 6, 1999.

                               Page 16 of 20 Pages

         TCA, N.V.

         In its capacity as the sole general partner of TCR Offshore, TCA, N.V. may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,158,000 shares of Common Stock, which constitute approximately 35.7% of the 6,041,138 shares of Common Stock that are outstanding.

         Uhrig

         As the sole stockholder and the only director of TCA, N.V., which is the sole general partner of TCR Offshore, which in turn is the sole general partner of Offshore II, Uhrig may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,158,000 shares of Common Stock, which constitute approximately 35.7% of the 6,041,138 shares of Common Stock that are outstanding.

         (b) Fund II and TCR Associates may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 801,880 shares of Common Stock.

         Offshore II, TCR Offshore, TCA, N.V. and Uhrig may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 1,356,120 shares of Common Stock.

         Research may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 2,158,000 shares of Common Stock.

         (c) The only transactions in shares of Common Stock effected by the Reporting Persons during the last 60 days were the purchases by the Three Cities Funds of an aggregate of 2,158,000 shares of Common Stock reported in this
Schedule 13D. The purchase price per share was $6.95. The transactions were effected on May 12, 1999 pursuant to the Stock Purchase Agreement as described in Item 4.

         (d) To the best of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that the Reporting Persons may be deemed to own beneficially.

         (e) Not applicable.

                               Page 17 of 20 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described under Items 4 and 5, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1                 Stock Purchase Agreement
         Exhibit 2                 Registration Rights Agreement
         Exhibit 3                 Merger Agreement

                               Page 18 of 20 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 1999


                                            THREE CITIES FUND II, L.P.

                                            By: TCR Associates, L.P.,
                                                its General Partner

                                                By: Three Cities Research, Inc.,
                                                    its General Partner

                                                    By: /s/ Thomas G. Weld
                                                    ----------------------
                                                    Thomas G. Weld
                                                    Treasurer


                                            TCR ASSOCIATES, L.P.

                                            By: Three Cities Research, Inc.,
                                                its General Partner

                                                By: /s/ Thomas G. Weld
                                                ----------------------
                                                Thomas G. Weld
                                                Treasurer


                                            THREE CITIES RESEARCH, INC.

                                            By: /s/ Thomas G. Weld
                                            ----------------------
                                            Thomas G. Weld
                                            Treasurer

                               Page 19 of 20 Pages

                                       THREE CITIES OFFSHORE II C.V.

                                       By: TCR Offshore Associates, L.P.,
                                           its General Partner

                                           By: Three Cities Associates, N.V.,
                                               its General Partner

                                               By: /s/ J. William Uhrig
                                               ------------------------
                                               J. William Uhrig
                                               President


                                       TCR OFFSHORE ASSOCIATES, L.P.

                                       By: Three Cities Associates, N.V.,
                                           its General Partner

                                           By: /s/ J. William Uhrig
                                           ------------------------
                                           J. William Uhrig
                                           President


                                       THREE CITIES ASSOCIATES, N.V.

                                       By: /s/ J. William Uhrig
                                       ------------------------
                                       J. William Uhrig
                                       President

                                       /s/ J. William Uhrig
                                       --------------------
                                       J. William Uhrig

                               Page 20 of 20 Pages